FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For April 4, 2005

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-116044) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for April 4, 2005 and incorporated by reference herein is the Registrant’s immediate report dated April 4, 2005.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) BY: /S/ Iris Yahal —————————————— Iris Yahal Chief Financial Officer

Dated: April 4, 2005

BluePhoenix Completes Large-Scale Migration Project, Part of Multi-Million Dollar Contract
for Major US Bank

Project Uses BluePhoenix™ DBMSMigrator Tool to Migrate Legacy Trading Application to a
More Flexible IT Environment

NEW YORK, N.Y. & HERZLIA, Israel – April 4, 2005 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in Enterprise IT Modernization, today announced that, utilizing its DBMSMigrator tool, it has successfully completed a large-scale IDMS to DB2 database and application migration project. The project, part of a two-year multi-million dollar contract, was done for a prominent North-American banking group and involved the full-scale non-relational to relational database and application migration of over 170 database records and about 1,050 legacy programs.

“Non-relational databases have become increasingly constraining and relatively expensive to modify and maintain when compared to newer relational databases such as DB2,” said Eran Frank, vice president of business development at BluePhoenix Solutions. “Licensing costs and the scarcity of experts are just a couple of reasons why more and more companies are performing automated migrations to relational databases.”

The bank requested the migration of its trading application, which is used to manage the bank’s financial portfolio. The firm looked for a solution that would enable the bank to combine the newly converted application data with the majority of its other applications which are already using DB2. This would in turn significantly reduce operating costs and improve the integration level of data in all databases and the applications that access the data. In addition, the bank wanted to be able to implement changes and modifications to the application with relative ease. The BluePhoenix™ DBMSMigrator tool was chosen due to its highly automated conversion capability, cost effectiveness, and repeatable, consistent process.

The conversion project began with planning and analysis during which BluePhoenix used its IT Discovery tool to perform a global analysis of the source-code inventory comprised of batch COBOL/IDMS programs and online COBOL/CICS programs. This was followed by a detailed analysis step where the relational structure of the new data model was designed and mapping migration rules from the old database to the new one were defined. The project involved migrating the old database that resides in 170 IDMS record types to the new DB2 tables. Lastly, an automated code conversion was preformed on approximately 1,050 programs modifying them from accessing IDMS with DML commands to accessing COBOL/DB2 with SQL – both for Batch and online CICS programs.

Automated migration is the most cost effective, reliable and efficient way to migrate systems today,” said Yuval Sadan, vice president of North American delivery services at BluePhoenix Solutions. “The advantage of DBMSMigrator is that it gives you all the benefits of automated migration, while allowing you to control the conversion process by configurable rules.”

BluePhoenix has extensive experience in automated global assessment, migration, and remediation projects for a range of companies in the finance and insurance industries worldwide, including Merrill Lynch, Smith Barney, Fortis, Rabobank, LBS Group, Phoenix Assurance, and others.

About BluePhoenix Solutions

BluePhoenix Solutions leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The company’s comprehensive suite of tools and services, (including technology for Understanding, Presentment, Migration, Remediation and Redevelopment), reduces the cost of renovation and speeds up the renewal process. BluePhoenix has 12 offices throughout the world, including locations in the US, UK, Denmark, Germany, Italy, The Netherlands, Australia and Israel. The company’s major shareholder is Formula Systems (NASDAQ: FORTY), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets.

For more information, please visit our Web site at www.bphx.com.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Tsipora Cohen
VP, Worldwide Marketing
BluePhoenix Solutions
+1 (781) 652-8945
tcohen@bphx.com